November 17, 2011

VIA EDGAR
John Ganley, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlackRock Enhanced Equity Dividend Trust (File Nos. 333-177181 and 811-21784)

Dear Mr. Ganley:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the BlackRock Enhanced Equity Dividend Trust (the "Registrant") hereby requests that the effectiveness of the above-referenced Registration Statement on Form N-14 be accelerated so that it may become effective by 9:00 a.m. (New York time) on Friday, November 18, 2011, or as soon thereafter as reasonably practicable.

In connection with this request, the Registrant acknowledges that:

(a)	should the Securities and Exchange Commission (the "Commission") or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to such Registration Statement;

(b)	the action of the Commission or its staff, acting pursuant to delegated authority in declaring the above-referenced Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure contained in such Registration Statement; and

(c)	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant hereby requests that you notify Steven Grigoriou (416-777-4727) of Skadden, Arps, Slate, Meagher & Flom LLP by telephone once the Registration Statement has been declared effective.

Very truly yours,

BlackRock Enhanced Equity Dividend Trust

By: /s/ Janey Ahn

Name: Janey Ahn

Title: Assistant Secretary